KH 2/14

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FEB 01 2011
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services of New England

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Fowler Road
(No. and Street)

Orrington (City) Maine (State) 04474 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Scott Pelletier (207)825-4046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

11 DeBeck Drive (Address) Holden (City) Maine (State) 04429 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11015567

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/14

OATH OR AFFIRMATION

I, Scott Pelletier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services of New England, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Pelletier
Signature

General Partner
Title

Notary Public

My Commission Expires September 23, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services of New England
REPORT ON FINANCIAL STATEMENTS
(with supplemental material)

For the Year Ended December 31, 2010

CONTENTS

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2010, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services of New England as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is information required by Rule 17a-5 of the Securities Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Associates, P.A.

Williams & Associates, P.A.
Holden, ME
January 19, 2011

Financial Services of New England
BALANCE SHEET
Year Ended December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 6,952
Accounts receivable	0
Total Current Assets	6,952
EQUIPMENT	
Equipment	9,443
Less accumulated depreciation	(9,443)
Total Equipment	0
TOTAL ASSETS	$ 6,952

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Accrued commissions	0
Total Current Liabilities	0
Total Liabilities	0
EQUITY	
Partners' capital	6,952
Total Equity	6,952
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 6,952

See accompanying notes to the financial statements.

Financial Services of New England
STATEMENT OF INCOME AND PARTNERS' CAPITAL
Year Ended December 31, 2010

INCOME	
Commissions	$ 74,930
Total Income	74,930
OPERATING EXPENSES	
Advertising	1,137
Commissions	57,070
Insurance	1,000
Licenses and fees	2,225
Outside services	1,300
Office expense	5,846
Rent	2,514
Legal and accounting	4,915
Total Operating Expenses	76,007
OPERATING INCOME (LOSS)	(1,077)
NONOPERATING ITEMS	
Interest income	7
Total Nonoperating Items	7
NET INCOME (LOSS)	(1,070)
PARTNERS' CAPITAL, BEGINNING OF YEAR	8,022
PARTNERS' CAPITAL, END OF YEAR	$ 6,952

See accompanying notes to financial statements.

Financial Services of New England
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,070)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in accounts receivable		12
Increase/(decrease) in accrued commissions		(7)
NET CASH (USED)/PROVIDED BY OPERATING ACTIVITIES		(1,065)
NET DECREASE IN CASH		(1,065)
CASH AT BEGINNING OF YEAR		8,017
CASH AT END OF YEAR	$	6,952

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Services of New England (the Company) was founded on January 1, 1994 and commenced operations in January 1994 as a proprietorship. The Company is a broker primarily in securities of registered investment companies and, therefore, does not hold securities or maintain any customer accounts. The Company is a registered broker under the Security Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.). On January 1, 1995 the Company, with NASD approval became a partnership. The new partnership, comprised of Mr. Scott Pelletier and Mr. Gary Tourtillotte equally, maintained the same books, records, and beginning account balances as the ending balance of the proprietorship.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

Financial Services of New England utilizes the accrual method of accounting. Commission revenues are recorded on a trade date basis.

Equipment

Equipment is stated at cost. Assets are depreciated on a straight-line basis over a five year period.

Federal Income Taxes

The partnership is not a taxpaying entity for Federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

Advertising

The Partnership expenses advertising costs as they are incurred. Advertising expense for the year-end December 2010 was $1,137.

Subsequent Events

Subsequent events have been evaluated through January 27, 2011, which is the date the financial statements were available to be issued.

Financial Services of New England
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
SCHEDULE 1
For year ended December 31, 2010

CREDITS	
Partners' capital	$ 6,952
Total Credits	6,952
DEBITS	
Nonallowable Assets:	
None	0
Total Debits	0
Net Capital	6,952
MINIMUM NET CAPITAL-THE GREATER OF 12 1/2% OF AGGREGATE INDEBTEDNESS OF $0 or $5,000	5,000
Excess Net Capital	$ 1,952
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1
AGGREGATE INDEBTEDNESS	
None	$ 0
Total Aggregate Indebtedness	$ 0

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 IIA filing with the computation included in this report.

Financial Services of New England
RECONCILIATION OF COMPUTATION OF NET CAPITAL
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
SCHEDULE 2
For year ended December 31, 2010

Net Capital as Reported in Company's December 31, 2010 Unaudited Filing of Part IIA of Form X-17A-5	$ 6,952
Net Audit Adjustments	0
Net Capital as Reported on Schedule 1 Of the Additional Information	$ 6,952

Financial Services of New England
STATEMENT REGARDING RULE 15c3-3
SCHEDULE 3
For year ended December 31, 2010

The company is exempt from Rule 15c3-3 of the Securities an Exchange Commission under paragraph (K) (1) (ii) of that Rule.

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT ON MATERIAL INADEQUACIES

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2010, and the related statements of income, partners' capital and cash flows for the year then ended and have issued our report on them dated January 19, 2011. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Material Inadequacies

In planning and performing our audit and pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we considered whether any material inadequacies existed or were found to exist since the date of the previous audit. The audit did not disclose any material inadequacies.

This report is intended solely for the information and use of the Partners, the SEC and other regulatory organizations of which the Partnership is a member.

Williams & Associates, P.A.

Williams & Associates, P.A.
Holden, Maine
January 19, 2011